EXHIBIT  21
                         MID-PLAINS, INC.


SIGNIFICANT SUBSIDIARY OF THE CORPORATION

The active subsidiaries of Mid-Plains, Inc. are listed below.
The names of certain subsidiaries, which considered in aggregate would not constitute a significant subsidiary, have been omitted.

Name                                        State of Organization

Mid-Plains Communications Systems, Inc.      Wisconsin
PCS Wisconsin, LLC                           Wisconsin